UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39938

Vinci Partners Investments Ltd.

(Exact name of registrant as specified in its charter)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Other Events

On October 10, 2023, Vinci Partners Investments Ltd. (“Vinci Partners” or “Vinci”) (NASDAQ: VINP) and Ares Management Corporation (“Ares”) (NYSE: ARES) announced an agreement to form a strategic partnership to accelerate the growth of Vinci's platform in Latin America and to collaborate on distribution, product development and other business opportunities as described in more detail in a press release included as Exhibit 99.1 to this Form 6-K.

In connection with the formation of the strategic partnership, an affiliate of Ares will concurrently make a US$100 million investment in new Series A Convertible Preferred Shares to be issued by Vinci, subject to customary closing conditions, pursuant to a securities purchase agreement included as Exhibit 99.2 to this Form 6-K.

Vinci intends to adopt a Certificate of Designations of Series A Convertible Preferred Shares, par value US$0.00005 per share (the “Certificate of Designations”), creating the Series A Convertible Preferred Shares and establishing the designations, preferences, and other rights of the Series A Convertible Preferred Shares, which will become effective upon such adoption.

The Series A Convertible Preferred Shares will rank senior to Vinci’s Class A Common Shares, par value US$0.00005 per share (the “Class A Common Shares”), and the Company’s Class B Common Shares, par value US$0.00005 per share (together with the Class A Common Shares, the “Common Shares”), with respect to dividend rights and rights on the distribution of assets upon the voluntary or involuntary liquidation, winding-up or dissolution of the Company. The Series A Convertible Preferred Shares will have a liquidation preference of $1,000 per share, and holders of the Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations. Holders of Series A Convertible Preferred Shares will be entitled to vote together with the holders of the Class A Common Shares as a single class, in each case, on an as-converted basis, except where a separate class vote of the common shareholders is required by law. Holders of Series A Convertible Preferred Shares will have certain special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company, certain incurrences of indebtedness by the Company, and certain dividends and distributions on, or repurchases of, Common Shares.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share. The conversion rate will be subject to customary anti-dilution and other adjustments, as well as an adjustment for certain discounted issuances of Class A Common Shares. The conversion rate will not be adjusted for any cash dividends paid on the Common Shares. On or after the two-year anniversary of the initial issue date of the Series A Convertible Preferred Shares, the Company may elect to cause the automatic conversion of all outstanding Series A Convertible Preferred Shares into Class A Common Shares if the last reported sale price of the Class A Common Shares has been above 150% of the conversion price then in effect for a specified period.

The Company may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders, at the greater of (i) an amount that results in a 1.3x multiple on invested capital (taking into account any prior dividends already paid in cash to Ares) plus any Excess Junior Dividends (as defined in the Certificate of Designations) and (ii) the as-converted value of the Series A Convertible Preferred Shares based on the closing price of the Class A Common Shares on the trading day immediately preceding the dissolution or termination of the strategic partnership. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares, any accumulated and unpaid dividends thereon, and an additional cash amount representing certain excess cash dividends paid on the Class A Common Shares since issuance of the Series A Convertible Preferred Shares. If a Change of Control (as defined in the Certificate of Designations) occurs at any time, each holder will have the right, at their option, to require the Company to repurchase for cash, all, or any portion, of such holder’s Series A Convertible Preferred Shares.

EXHIBITS

EXHIBIT
99.1	Press release dated October 10, 2023 – Ares Management Corporation and Vinci Partners Announce Strategic Partnership and Investment
99.2	Securities Purchase Agreement dated October 10, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vinci Partners Investments Ltd.

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Financial Officer

Date: October 10, 2023